FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

www.tevapharm.com

Contact:	**Elana Holzman**	Teva Pharmaceutical Industries Ltd.	972 (3) 926-7554
	Kevin Mannix	Teva North America	(215) 591-8912

For Immediate Release

TEVA INTRODUCES FIRST GENERIC LAMICTAL® TABLETS IN THE UNITED STATES

Jerusalem, Israel, July 22, 2008 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that it has commenced commercial shipment of its generic version of Lamictal® (Lamotrigine) Tablets, 25mg, 100 mg, 150 mg, and 200 mg.

Teva's Lamotrigine tablets are the AB-rated generic equivalent of GlaxoSmithKline's Lamictal® Tablets, and are indicated as adjunctive therapy in the treatment of partial seizures and the generalized seizures of Lennox-Gastaut syndrome, for conversion to monotherapy in adults with partial seizures who are taking certain other antiepileptic agents, and for maintenance treatment of Bipolar I Disorder.

The brand products had annual sales of approximately $2.2 billion in the United States for the twelve months that ended March 31, 2008, based on IMS sales data.

In February 2005, GlaxoSmithKline and Teva entered into an agreement to settle patent litigation under which GlaxoSmithKline granted Teva the exclusive right to manufacture and sell a generic version of Lamictal® during the six-month pediatric exclusivity which ends on January 22, 2009.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

The statements, analyses and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Teva Pharmaceutical Industries Ltd.'s and Barr Pharmaceutical, Inc.'s operations and financial results, the markets for Teva's and Barr's products, the future development of Teva's and Barr's business, and the contingencies and uncertainties to which Teva and Barr may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements a re made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, Teva's ability to rapidly integrate Barr's operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and Barr's ability to accurately

predict future market conditions, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel®, Famvir® and Protonix®, Teva's and Barr's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva or Barr may obtain U.S. market exclusivity for certain of their new generic products and regulatory changes that may prevent Teva or Barr from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions (including the pending acquisition of Bentley Pharmaceuticals, Inc.), potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F, Barr's Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither Teva nor Ivax undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This communication is being made in respect of the proposed merger involving Teva and Barr. In connection with the proposed merger, Teva will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of Barr, and Barr will be filing a proxy statement for the stockholders of Barr, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, Barr's stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. Once filed, the registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC's website, www.sec.gov. You will also be able to obtain the proxy statement/prospectus and other documents free of charge by contacting Barr Investor Relations at 201-930-3720 or Teva Investor Relations at 972-3-926-7554 / 215-591-8912.

Teva, Barr and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Barr's directors and executive officers is available in Barr's proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on May 15, 2008 and information regarding Teva's directors and executive officers is available in Teva's Annual Report on Form 20-F for the year ended December 31, 2007, which was filed with the SEC on February 29, 2008. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
               (Registrant)

By: /s/ Eyal Desheh
                          Name: Eyal Desheh
                          Title: Chief Financial Officer

Date: July 22, 2008